INVEST IN **LIVELY ROOT**

The New Way to Buy Plants Online - Modern Horticulture Delivered!



livelyroot.com San Diego, CA

B2B Consumer Goods Retail B2C Sustainability

Highlights

1. $12.2M lifetime revenue
2. 500,000 customers across all 48 contiguous states.
3. Current B2B Clients include Apple, Airbnb, LinkedIn, Oracle, and many more.
4. Channel provider for Petco's entire Pet-Friendly plant category.
5. Founders are YC S16, and experienced in building horticulture and e-Commerce brands.
6. Gross revenue doubling YoY; 113% CAGR
7. Americans spend $56B annually on plants — an increase of 50% over the last 3 years.
8. 2022 - 3.4 LTC/CAC, $93.9 AOV

Featured Investor



Chadwick Manning Follow Invested US$5,000

Syndicate Lead

"I am investing in Lively Root because I am a very happy customer, I love their products/services, and believe in Colin and his team to execute. LR has a proprietary packaging solution that differentiates them from the competition by lowering the cost of shipping and allows them to ship a more diverse array of plants. LR is also vertically integrated with their own nursery, which allows the to be cost competitive, while also hitting great gross margins. It is a massive market that will continu..."

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Our Team



Colin Barceloux CEO

3X Founder, YC Alum, Stanford GSB, StartX Mentor.



Brian Bates Biz Development

Sales leader with a proven track record for high growth, through scalable, repeatable processes to scale.



Anurag Grover Engineering

Senior Engineer with 15+ years of programming and startup experience.



John Arathoon Operations

Over 15 years of operations experience at startups with logistics & warehouse management skills.



Jean-Michel Boujon Marketing

Dynamic and professional Senior Marketing Executive with over 16 years of experience developing and implementing complex Internet marketing plans.

Bridging the Divide Between Nurseries & Your Home


lively root
Modern Horticulture
DELIVERED

Mission To Inspire Green Spaces by Connecting People with Plants.

Lively Root is a rapidly growing e-commerce company building a horticultural lifestyle brand designed to revolutionize the garden center industry.





From Three Generations of Farmers

With over 200 years of horticultural experience, our Founders are plant lovers who want to pass their passion for green spaces to the next generation of green thumbs. From our first nursery in San Diego to our local nursery partners across The US, we can deliver hand-pocked healthy plants to your doorstep.

Why has it taken 30 years for the plant industry to go online?

- Plants are delicate living products that require special handling, which makes it challenging to get them to their destination safely.
- With advancements in ground shipping speeds, it is now possible to ship plants cost-effectively, without compromising delivery times.
- Local and regional nurseries have faced stiff competition from big box retailers, leading to squeezed margins and motivation to fulfill directly to consumers.
- Customer behavior has changed with this next generation, who want to purchase plants just as they do all their other products online with personalization and customized search.

The Future of Plant Shopping

Lively Root is a modern solution to gardening that avoids the high-cost of traditional storefronts.

Traditional Storefronts	lively root
• High capital expenditures	• Fully digital platform

- Limited product selection due to geographic & climate limitations
- Inventory-heavy with significant care
- Aging core customer base

82% The industry is outdated, cumbersome, and impersonal with 82% of sales at big box stores

- Robust product offering
- Customer convenience
- Access to next generation of shoppers
- No regional limitations

↑60% Total consumer spending for plants (driven mostly by urban millennials) is up 60% since 2017.

E-Commerce Solutions for Nursery Partners

Lively Root unlocks wholesale nursery inventory previously unobtainable to consumers online

Online Sales Channel
Lively Root opens a new channel to generate demand unfulfilled by traditional retailers

Customer Experience
Lively Root maintains the complete online customer, order, and service experience

Access to Modern Consumers
Lively Root offers the ability to access the hard-to-reach modern online customer

Expand Geographic Research
Lively Root enables the ability to reach customers outside their local capabilities

Why now? Why hasn't this been done before?

- Our company provides a custom technology solution that enables the shipment of plants throughout the year to all 48 states. This comprehensive solution includes software, equipment, and processes that transform a nursery into a fulfillment center.
- Our fully integrated solution manages all aspects of the fulfillment process. Orders are drop-shipped directly from one of our partner nurseries to the customer by the next business day.
- We are on our 7th generation of custom boxes with 12 sizes for optimal shipping and cost reduction. This includes specialized wrapping and packaging to ensure shipping in any weather.

Massive $60B Market Opportunity

Americans spend **$56B per year** on plants with no online retailer over $10M — Trends

Household spending on plants has **increased by over 60%** since 2016 — Garden Research

Plant sales are soaring, even as local nurseries closed due to COVID — Los Angeles Times

COVID lock downs turned buying plants into the **next big pandemic trend** — NBC News

US plant sales have risen 50% in the last three years

Competitive Differentiators

Competition lacks a comprehensive customer experience



100%
50%
25%
bloomscape
Robust Product Offering
Fully Digital Platform
Recurring Gifting Opportunities
No Regional Limitations

Robust Revenue Streams

75% **D2C**

- **Transactional** - Primary revenue stream of orders via livelyroot.com
- **Membership** - A "Prime Like" program for the most loyal users

3% **Cumulative Subscriptions**

A recurring service delivering quality plants quarterly

5% **Channel Partners**

Partners who list Lively Root branded products while we work to transition the customer directly for repeat purchases

amazon, Costco Wholesale, Etsy, The Home Depot, macy's, petco

18% **B2B Sales**

Clients using Lively Root for business gifts to employees, partners, events, and customers.

airbnb, gsk, ORACLE, PENSKE, VOLKSWAGEN

Experienced Management Team

w/ over 100 years of combined experience



Colin Barceloux
CEO
Repeat Founder & Stanford MBA with last D2C startup booking over $100M revenue



Brian Bates
Biz Development
Sales leader with a proven track record for high growth, through scalable, repeatable processes to scale



Jean-Michel Boujon
Head of Marketing
Senior marketing executive enabling growth through User Acquisition, Conversion Rate Optimization and Lifecycle Marketing



John Arathoon
Operations
Over 15 years of operations experience at startups with logistics & warehouse management skills



Anurag Grover
Engineering
Senior Engineer with 15+ years of programming & startup experience

BookRenter.com, StartX, Y Combinator, Content Analytics, Stanford Business

Strategic Advisors



Lebo Newman
Director
Coast Landscape



George Skegas
Director
Catalyst Equity



Steve Pyle
Director
Plant Source



Jerry Halamuda
Director
Color Spot

Catalyst Equity Partners, Coast, Color Spot, grow source

Strong Growth Trajectory

Lively Root has a proven track record of doubling year over year revenue since inception

Cumulative Revenue & Returning Guest Revenue



$8M
$4M
$2M
Revenue
Returning Guests by Revenue
January 2020
January 2021
April 2022

Gross Revenue Doubling Year-Over-Year



$60M
$40M
$20M
113% CAGR
$1.7M
$3.6M
$4.7M
$9.7M
$20.8M
$42M
2020
2021
2022
2023
2024
2025

Valuable Modern Customer Database

Lively Root has a database of over 500,000 modern consumers

Lively Root has a database of over 500,000 modern consumers
underserved in the traditional horticulture market

- Lively Root offers an **online solution for the modern customer**
  - Traditional retail does not address the changing retail landscape
- Lively Root has a **growing database of active customers**
- The company has proven success with Millennial & Gen Z-ers
  - Customer sales in the 18-34 range total **47% of revenue**
  - 18-34 range makes up **31% of returning visitors**

Age Range + % of Total Revenue



65+
8%
18-24
16%
55-64
11%
45-54
15%
25-34
31%
35-44
20%

National Year-Round Reach

Lively Root launched targeting large urban city centers,
BUT is now a national presence.



3.73%
1.85%
18.1%
0.90%
2.36%
1.53%
6.03%
1.41%
1.02%
0.94%
4.53%
2.08%
1.02%
2.12%
9.27%
3.61%
3.17%
1.03%
3.42%
2.53%
3.90%
2.09%
1.18%
2.03%
4.39%
Top 10
Next 15

- Lively Root has customers in all 48 contiguous states with no one state representing more than 20% of total sales
- Lively Root ships 365 days a year-round in cold & hot weather in special thermal packaging.

Petco Channel Partnership Case Study

petco

Lively Root partnered with Petco as a channel provider for their entire Pet-Friendly plant category

Stage 1

Lively Root partnership will include the launch of Lively Root's broad assortment of pet-friendly products through their Petco.com

Stage 2

Their partnership is expected to expand to include Lively Root's pet-friendly products inside all of Petco's 1,500+ physical stores.

- Petco is the 3rd largest online pet store and the 2nd largest physical pet specialty company in the US.
- Petco believes there is a tremendous opportunity to merge their community of pet-owners with Lively Root's large assortment of pet-friendly products
- Lively Root is leveraging the Petco partnership model as a repeatable framework for partnering with other large retailers.

Sustainable Customer Gifting



1/3 of Lively Root's Customers are shopping for a sustainable gifting option

Not Only Sustainable, but Beautiful!

Lively Root really made Mothers Day special. My mom LOVED her plants! I choose Lively Root for their dedication to Sustainability. This gift will be something to enjoy every day vs flowers that die after a week.

-Danielle A.

Real Customer Testimonials

My orders are always on time!

My orders are always on time. I've never had any problems. They really care about how we get high quality plants

Best Plants Around.

I've ordered from many plant shops & have found Lively Root to be the best of all. Every plant I've received has been very healthy & grown quickly. I highly recommend Lively Root to anyone looking to add a plant pal.

11/10 Customer Service!

The customer service team was exceptional. My order was a gift to a friend and was never received at her home. When I called Lively Root, they did all they could to make things right & get a new gift underway!

You Can Tell They Care.

You can tell they care about their plants and how they arrive to their customers. 10/10 experience. Will definitely buy from them in the near future!


2022 Key Revenue Metrics
$4.7M
Gross Revenue
127.5%
YOY Growth Rate
5.9%
Subscription Churn Rate
$93.9
Blended Average Order Value (AOV)
3.5M
D2C Sessions
2.5%
D2C Conversion Rate
3.4
LTV/CAC


Corporate Timeline
2020
lively root
LAUNCH
Sales increased 138% in last 30 days compared to 5 months
Colin Barcelaux joins as CEO
First 2 fulfillment centers in California + Oregon
B2B Sales channel launch
2022
Garden Club launches starting a recurring revenue channel
petco
macy's
Petco.com & Macys.com channel partnerships announced
Projects to double revenue again despite pandemic restrictions easing
2023
2 new fulfillment centers in Florida + Texas
2024
Open 2 storefront locations
2025
$$$
Reach $42M in revenue


Invest in Lively Root

Note: All investments will be made via the legal entity Grow Source Technologies, Inc.